

Louise Sanseau

I have known Pace and his team for several years and have watched closely as they brought this hugely important project from idea to reality. I have jumped on this opportunity to invest because I support their cause and I believe that they will be wildly successful. Their mission is clear and the conviction that they have shown for getting the project completed (in spite of all the challenges building a ship with this technology for the first time during COVID, etc) is incredibly impressive. I truly believe in their long-term strategy. We are currently creating the future reality that our children inherit. It is time to dream big, my friends, and to focus every action around sustainability and positive change for a vibrant future. I ask that you take a few minutes to watch their video and to make an investment that levels up to your interest in inhabiting a healthy planet! I am excited to help support the switch away from carbon intensive fossil fuels and when we ride the SWITCH zero-carbon ferry in SF or NYC we will be able to look overboard and watch the ripple from the wake inspire more dreamers to execute sustainable solutions in their industries.

Invested $10,000 this round